Exhibit 99.92

IPA Europe Significantly Expands its Capabilities, Releasing its Second-Generation B Cell Select ™

VICTORIA, BC, Sept. 22, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTCQB: IPATF) (FSE: TQB2), a leader in full-service, therapeutic antibody discovery and development, today announced that its subsidiary, IPA Europe, has made a substantial investment in its B-Cell Select™ platform at its research division in Oss, The Netherlands, enabled by investments in additional equipment to automate and significantly innovate their multi-species, target-interaction-based single B-cell selection technology and subsequent single cell cloning, thereby significantly accelerating the identification of comprehensive panels of diverse lead therapeutic antibodies. The advanced B Cell Select™ platform seamlessly integrates into IPA’s optimization and antibody developability profiling workflow.

“Our dedicated and motivated team members are driving the success our B Cell Select ™ platform expansion. This powerful, multi-species platform is combined with direct, single B cell cloning and antibody binding profiling to rapidly identify highly diverse, clinically relevant antibodies to treat various diseases involving a broad variety of complex target antigens.” stated Debby Kruijsen, General Manager of IPA Europe.

“Next to its suitability for a broad range of antibody sources, our advanced B Cell Select™ platform is also compatible with various target tools, including target-expressing cells, enabling us to select clones at an early stage of antibody discovery based on a functional read-out as well.” says Ilse Roodink, Scientific Director of IPA-EU.

Interested in learning more? Our second-generation B Cell Select platform will be one of IPA’s showcased technologies presented at our webinar “High-Throughput Identification of Genetically Distinct, Target-Specific Antibodies”, airing September 23rd at 11:00 EDT. Click here to register online.

About B Cell Select™

ImmunoPrecise Antibodies’ B Cell Select platform enables the interrogation of a greater diversity of an antibody repertoire than otherwise possible. By interrogating isolated B-cells, IPA can analyze full organism repertoires with very little manipulation. This proprietary platform is species independent allowing for the generation of antibodies from samples not possible using other methods. B Cell Select can develop antibodies from any species (including humans) as well as from any tissue. As the platform explores the entire antibody repertoire, it can develop antibodies for anything that is possible in an animal’s immune repertoire including any protein class, complex therapeutic targets, post-translational modifications, and small molecules.

The B Cell Select platform enables the interrogation of 10 million blood cells to generate native monoclonal antibodies from immunized animals that specifically target an antigen. The B cell selection process takes place early in the antibody development process allowing for the rapid selection of top candidates, drastically increasing the success rate of antibody discovery. The platform also harnesses the power of the immune system to generate natural pairing of the antibodies produced by selected B cells. These deliverables in our discovery programs have less liabilities within the antibody sequences compared to unnatural pairs from in vitro screening that could potentially affect manufacturability of the antibodies.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a global technology platform company with end-to-end solutions empowering companies to discover and develop therapies against any disease. The Company’s experience and cutting-edge technologies enable unparalleled support of its partners in their quest to bring innovative treatments to the clinic. ImmunoPrecise’s full-service capabilities dramatically reduce the time required for, and the inherent risk associated with, conventional multivendor product development. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend”, “should” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the previous quarter ended April 30, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. SOURCE ImmunoPrecise Antibodies

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For further information: For investor relations please contact: Frederick Chabot, Phone: 1-438-863-7071, Email: frederick@contactfinancial.com, Contact Financial Corp., Suite 810, 609 Granville Street, P.O. Box 10322, Vancouver, B.C., V7Y 1G5, Canada.

CO: ImmunoPrecise Antibodies Ltd.

CNW 07:30e 22-SEP-20